

Mail Stop 4628

September 29, 2015

Gary R. Heminger
Chairman and Chief Executive Officer
MPLX LP
200 E. Hardin Street
Findlay, OH 45840

> **Re:** **MPLX LP**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 18, 2015**
> **File No. 333-206445**

Dear Mr. Heminger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2015 letter.

Material U.S. Federal Income Tax Consequences of the Merger, page 137

1.   We note your discussion of tax opinions from Jones Day (as counsel to MPLX) and Vinson & Elkins LLP (as tax counsel to MWE) that are anticipated to be issued. On page 142 you state that counsel "will each issue opinions," and you specify the content of the opinions that "will" be issued. You provide similar disclosure on pages 137 and 138, where you discuss the tax opinions that are anticipated to be obtained as conditions to closing. In the sections of the prospectus referenced in the tax opinions provided as Exhibits 8.1 and 8.2 (the sections of the prospectus entitled "Material U.S. Federal Income Tax Consequences of MPLX Common Unit Ownership" and "Material U.S. Federal Income Tax Consequences of the Merger"), some but not all of the opinions appear to have been rendered. Since you have chosen to obtain short-form tax opinions, please revise as appropriate to ensure that the language in each of these sections of the

prospectus actually renders all of the relevant opinions, rather than merely describing opinions that are anticipated to be obtained. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Exhibit 8.1

2. We note the language in the tax opinion to the effect that it is "subject to the further assumptions, qualifications and limitations set forth … in the … Officer's Certificate." The Officer's Certificate is not publicly disclosed, and thus it is unclear what the assumptions, qualifications and limitations in that document may be. Please obtain a revised tax opinion that does not refer to undisclosed assumptions, qualifications and limitations.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or me at 202-551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources